Form 20-F
period 1996-01-31
ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD
filed 1996-07-31
CIK 850208

                      US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17740

                    ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
             (Exact name of Registrant as specified in its charter)

                       Vancouver, British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

      101, 3750 North Fraser Way, Burnaby, British Columbia, Canada V5J 5E9
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
  Title of each class                          Name of each exchange on which
         None                                            registered
- - - -----------------------------------    -----------------------------------------
 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  Common Stock
- - - --------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.
                                      None
- - - --------------------------------------------------------------------------------
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                   18,558,857
- - - --------------------------------------------------------------------------------

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days.

                                         [X] Yes      [ ] No

    Indicate by check mark which financial statement item the Registrant has elected to follow.

                                         [ ] Item 17  [x] Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                         [ ] Yes      [ ] No

        The dollar amounts presented in this annual report are in Canadian currency unless otherwise noted (CAN$1 = US$0.7325 on June 30, 1996), and are presented in accordance with accounting principles generally accepted in Canada. Historic rates of exchange appear in Part I, "Item 8. Selected Financial Data." To the Company's knowledge, there is no material difference between Canadian and US generally accepted accounting principles ("GAAP") which would bear upon its financial statements and, more particularly, income applicable to equity share and retained earnings, except as disclosed in Note 21 of Notes to Consolidated Financial Statements.

                                     PART I

ITEM 1.        DESCRIPTION OF BUSINESS

HISTORY

        Advanced Gravis Computer Technology Ltd. ("Gravis" or the "Company") was incorporated under the laws of the Province of British Columbia on March 22, 1982 as Gravis Computer Peripherals Inc. The Company began trading on the Vancouver Stock Exchange (the "VSE") on December 3, 1984 after completing its initial public offering. The Company currently trades on the Toronto Stock Exchange (the "TSE") under the symbol "AED," and on the National Association of Securities Dealers OTC Bulletin Board under the symbol "GRVSF."

        Production of the Company's first product, the analog joystick, began on February 1, 1985. On December 10, 1985 the Company effected a two-for-one reverse stock split in anticipation of a rights offering which did not materialize. Following the change in capitalization, the Company changed its name to International Gravis Computer Technology Inc. ("International"). In March 1986, the switch joystick and the IBM PC expansion game card were introduced.

        On April 10, 1987 International and Abaton Resources Ltd. ("Abaton") amalgamated (merged) pursuant to the laws of the Province of British Columbia. Abaton was incorporated pursuant to the laws of the Province of British Columbia on February 7, 1980. After the consummation of the amalgamation, the Company changed its name to Advanced Gravis Computer Technology Ltd. The amalgamation enabled the Company to take advantage of certain financial resources available to Abaton and added several resource properties to the Company's assets, namely, the Sol mineral claim located in the Nicola Mining Division of the Province of British Columbia and, through the Company's wholly owned subsidiary, Abaton Resources Inc. ("ARI"), an interest in one oil and gas well in Woods County, Oklahoma. Revenues attributable to ARI represented less than .1% of the Company's revenues in fiscal 1994 and fiscal 1993. The Company does not anticipate that ARI will contribute significantly to the Company in the future and there are no plans to develop further the ARI properties or the Sol mineral claim. The Company wrote off the residual book value of the resource properties in January 1992. In fiscal 1994, ARI sold all of its interest in the oil and gas well and is currently inactive.

        Effective October 18, 1989, the Company agreed to acquire all the outstanding shares of Aristotle Industries Inc. ("Aristotle"), a Vancouver-based manufacturer and marketer of completely portable compact external hard disk drives, in exchange for 100,000 shares of the Company's common stock. Aristotle began business in 1987 and, after two years of development, commenced commercial production of its external hard disk drives in January 1989. Subsequent to the acquisition, Aristotle underwent a reorganization where all its assets were transferred to the Company and held as part of its Hardpac division. On January 31, 1992 all of these assets were sold for $175,000.

        In November 1991, the PC GamePad(TM) was introduced. The PC GamePad is a combination control pad and joystick for IBM and IBM-compatible personal computers.

        The Company introduced UltraSound(TM) in October 1992. UltraSound is a 16-bit, 32 voice card which delivers digital quality sound for IBM or IBM-compatible personal computers. In May 1994, the Company began shipping the UltraSound Max, an advanced UltraSound product featuring 16-bit recording and built-in CD-ROM interfaces. In January 1995, the Company introduced the low cost UltraSound ACE wavetable upgrade sound card for owners of earlier FM-based sound boards.

        The new Gravis flight and weapons control system, The Phoenix Flight, for PC games and simulators was introduced in September 1994. In May 1995, the Gravis Firebird programmable joystick was introduced. In December 1995, the Company introduced the GrIP (Gravis Interface Protocol) game system, the UltraSound Plug & Play and UltraSound Plug & Play Pro sound cards, the Thunderbird joystick and the Macintosh version of Firebird joystick.

        Gravis has three wholly owned subsidiaries: Advanced Gravis Computer Technology (US), Inc., a Wyoming corporation, which is not yet active; Abaton Resources Inc., an inactive Washington corporation; and Gravis Europe B.V., a Dutch subsidiary company.

        The principal business address of the Company is 101, 3750 North Fraser Way, Burnaby, British Columbia V5J 5E9. Its registered office is at 2800 - 666 Burrard Street, Vancouver, British Columbia.

BUSINESS OF THE COMPANY

        GENERAL

        The Company designs, develops, manufactures and markets high-quality computer input devices and accessories for most personal computers ("PCs"). The Company's primary product, an analog input device, commonly referred to as a "joystick," is produced for use with IBM PC and compatible computers. The Phoenix and Firebird flight and weapons control systems are programmable joysticks. Other products include the PC GamePad, a combination control pad and joystick for IBM, IBM-compatible and Macintosh computers, and the MouseStick(TM), an industry "standard" joystick for the Macintosh and the GrIP game system. In addition to its line of joysticks and game system, the Company manufactures and markets an expansion game card, for use with the IBM PC, which permits the computers to interface with joysticks. The Company also manufactures and markets the UltraSound sound card and the ACE wavetable upgrade sound card.

        PRODUCTS

        The following table sets forth the approximate dollar amount and percentage of total sales attributable to the Company's primary products for the last three fiscal years:

                                1996                     1995                      1994
                       ---------------------      --------------------     -------------------
Core Joystick           33,759,499        79%     33,371,665        77%    $17,793,426      75%
  Products
Sound Card Products      8,811,442        21      10,200,614        23       5,882,070      25
                       -----------       ---      ----------       ---     -----------     ---
                        42,570,941       100%     43,572,279       100%    23,675,496      100%

                                    JOYSTICKS

        Analog Joysticks. The Company's analog joystick enables a computer to define any point on a two-dimensional grid by utilizing two potentiometers (variable electrical resistors) to control the horizontal and vertical direction. The Gravis analog joystick has numerous features that distinguish it from the competition, including a patented eight-position handle-centering tension control, three independent and individually selectable microswitch fire buttons, and a full-size foam-padded pistol grip handle with fire button. The Company believes that its analog joystick is accepted as the state-of-the-art joystick by most in the industry.

        PC GamePad(TM). The PC GamePad is a combination control pad and joystick for IBM, IBM-compatible and Macintosh personal computers. The Gravis PC GamePad's "control pad" design is familiar to millions of Nintendo(R) and Sega players. By affixing its detachable handle the PC GamePad can be converted to a joystick for desktop use. Its special characteristics are ideally suited to arcade and nonproportional or directional control style games. This game-playing device is easy to install, compatible with current PC game cards and software, and designed for left- or right-handed use.

        MouseStick II. The MouseStick II is the standard for Macintosh joysticks. It is a 5-button, high resolution joystick that is compatible with all desktop Macintosh models except Mac 512/Plus. It is ideal for flight simulation as well as arcade games.

        Programmable Joysticks. The newest family of joysticks is the Thunderbird and Firebird flight and weapons control systems. The Thunderbird has four quick response buttons. The Firebird features 17 programmable buttons and is available for IBM, IBM-compatible and Macintosh personal computers.

                                   SOUND CARDS

        Gravis UltraSound. The Gravis UltraSound(TM) is a 32-voice, 16-bit sound card for IBM PCs and compatibles. Using wavetable synthesis, UltraSound(TM) delivers 16-bit, 44.1 kHz true CD quality stereo sound unmatched by all ordinary and 16-bit FM-based sound cards. The UltraSound Max is an advanced ultrasound product with built in CD-ROM interfaces. The UltraSound ACE is a wavetable upgrade sound card for owners of FM-based sound cards. With the introduction of the Gravis UltraSound Plug & Play and Plug & Play Pro sound cards, the earlier models of the UltraSound and the MAX have been discontinued. The Company's sound card product relies on wavetable synthesis technology.

        Wavetable technology uses a library of sounds to create audio by "looking up" a recording or sample of the original sound in the instrument library and playing it back in real time. FM synthesis technology generates an approximate sound within the chip itself. Generally, wavetable technology produces better sound and music quality than FM-generated sounds but wavetable technology has historically cost more to develop. Wavetable products are better suited for music oriented games and music applications.

        In addition to game playing and multimedia applications, the wavetable technology utilized by the Company is also usable by the home music/entertainment market. Gravis UltraSound allows connection to standard MIDI (musical instrument digital interface) musical instruments. It can also be used as a quality general MIDI sound module. Other significant applications include entertainment multimedia such as the new music CD-ROMs, offering interactively with the artists and their music.

        UltraSound PC. In February 1994, the Company acquired the technology related to the UltraSound PC sound card from Forte Technologies, Inc. ("Forte Technologies"). This technology had previously been utilized through a licensing agreement with Forte Technologies. The Company also signed a ten-year development and royalty agreement to exclusively license major portions of its UltraSound PC sound card technology to Advanced Micro Devices, Inc. ("AMD"). The Company and AMD intend to introduce further advancements and integration of the UltraSound sound card in the future. The first new chip, Interwave, was announced by AMD in April 1995, based on the joint development agreement. Production quantity shipments of this new AMD chip began in the fall of 1995.

        Gravis UltraSound Plug & Play and Plug & Play Pro. In December 1995, the Company launched the Gravis UltraSound Plug & Play and Plug & Play Pro sound cards, based on the Interwave audio chip from AMD. Designed to take advantage of the benefits of Windows 95(R), these cards are currently being marketed as "the best sound cards for the Internet" because of their full-duplex capabilities that allow simultaneous two-way conversation via Internet telephone software. This benefit allows users to capitalize on the growing phenomenon of "toll-free" long distance calling via the Internet. As a result, the new UltraSound Plug & Play cards are recommended for use with such products as Internet Phone(TM) as the only widely available full duplex sound cards. Product offerings from the sound card market leader, Creative Labs, Inc. to date have not supported full duplex operation. Using this springboard, the Company has bundled an Internet access kit, web browser, demo version of Internet Phone(TM), and other Internet software with the product to provide to the consumer a full Internet access solution in addition to an attractively priced, high-quality wavetable sound card.

                              EXPANSION GAME CARDS

        The IBM PC and most IBM compatibles generally require accessory or expansion cards to interface with certain accessories. Common expansion cards are video and printer cards, which allow the computer to interface with a computer monitor and printer. The Company's expansion game cards allow computers to interface with joysticks. Every IBM PC requires a game card or equivalent multifunction card for this purpose. Fully adjustable dual joystick game cards called Eliminator(TM) were introduced in the fall of 1989. As most sound cards today also include a game card, the market for stand-alone game cards is decreasing rapidly.

                                  GAME SYSTEMS

        GrIP. The Gravis GrIP Game System is the Company's newest product, capitalizing on its GrIP (Gravis Interface Protocol) technology. This system brings digital arcade speed and control to PC games. The GrIP MultiPort(TM) four-player digital game control system connects to any PC game port. The GrIP-Pad(TM) controllers' eight independent buttons mean PC game players can play arcade games in their original format, not stripped-down versions for the PC, and the GrIP-Pads are programmable for keyboard commands in Windows 95(R). These features have been previously unavailable on the PC, so both PC game developers and gamer players have responded positively to the Company's development and advertising efforts. A rapidly expanding list of game titles from developers such as Electronic Arts support the GrIP technology, and Gravis' retail channel partners are adding the product to their inventories.

        RETAIL PRICE RANGES OF PRODUCTS

        The suggested retail prices in US dollars for the Company's products are as follows:

              Analog Joysticks            $14.95 to $49.95
              Programmable Joysticks      $69.95 to $99.95
              PC GamePad                  $19.95
              MouseStick II               $49.95
              Expansion Game Cards        $24.95
              Sound Cards                 $119.95 to $199.95
              GrIP                        $119.95

        BACKLOG

        The Company does not carry a large inventory of finished goods. To maximize efficiency and minimize inventory carrying costs, production is tied as closely as possible to actual orders. For this reason, from time to time for short periods during the Christmas season, the Company has experienced order backlogs of up to $2.5 million in past years. For the last three fiscal years, the Company estimates its backlog levels as at January 31 were as follows:

                 Fiscal 1996:         $ 1,470,000
                 Fiscal 1995:         $   616,000
                 Fiscal 1994:         $   380,000

        MARKETING AND SALES

        The Company distributes its products in the United States, Canada and Europe through direct sales staff, regional distributors and manufacturer representatives. In North America, the Company's products are sold primarily to distributors, computer retail chains, computer resellers and value-added resellers. In some market areas the Company uses manufacturer representatives to sell its products. The Company has entered into distribution agreements with eight national distributors and most major computer retail chains, mass merchants and clubs in the United States. In total these agreements have increased the number of storefronts carrying Gravis products from 1,500 in 1989 to over 11,000 worldwide today.

        Historically, approximately 70% of the Company's total sales have been to US customers, with the balance to Canadian customers. Effective April 1994, the Company established a sales and technical support office in Almere, The Netherlands. The Company also has customers in Australia and the Far East. As a result, distribution in fiscal 1996 was as follows:

               United States                  55%
               Canada                          8%
               Europe                         30%
               Pacific Rim/other               7%

        Advertising expenditures decreased by $18,258 to $3,580,551 in fiscal 1996 compared to fiscal 1995. The Company advertises through a combination of media advertising, press releases, product test reports, in-store point-of-purchase displays and posters.

        The Company warrants its products against defects in materials and workmanship from one to three years from the date of acquisition by the end-user. To date, warranty expense has not been significant.

        MANUFACTURING

        Final assembly and testing of the Company's joysticks, programmable joysticks, Eliminator game cards, and sound cards are performed at the Company's manufacturing facility in Burnaby, British Columbia. Assembly of a portion of the Company's sound cards is performed by contracted manufacturers in Taiwan. The Company also purchases finished joystick products and GamePads from a manufacturer in the People's Republic of China. The major components used in the Company's joysticks are cables, micro switches, potentiometers, plastic moldings, industry standard chips, and certain proprietary items manufactured by subcontractors. In addition to the wavetable sound chips, the Company's sound cards also use industry standard electronic components, including resistors, capacitors, printed circuit boards and memory chips. The Company has multiple sources for many of its materials and components, including a significant portion from countries in the Far East such as Hong Kong, Taiwan, Malaysia, Japan and the People's Republic of China. In the case of the Company's input devices, the Company generally has had only one set of tooling molds and in the case of its joystick products the majority of such tooling has been relocated to the People's Republic of China. Delivery of components from this source commenced in September 1993. The Company maintains additional inventory to reflect longer lead times for delivery of parts from the People's Republic of China.

        The Company is dependent on sole- or limited-source suppliers for certain key components used in its products, including certain components provided by suppliers that compete with or provide products to competitors of the Company. The Company has only one set of tooling molds for most of its input devices, and, in the case of the Company's joysticks, many of the molds are located in the People's Republic of China. Lack of access to its tooling would materially adversely affect on at least an interim basis the Company's ability to manufacture and deliver its products. Because of lead times involved, certain suppliers' inability to provide components has resulted in temporary reductions in the Company's ability to deliver its products and could do so again in the future upon receipt of unexpected large customer orders. The Company believes, however, that it derives reasonable protection against this possibility from its practice of dealing and maintaining relationships with well established suppliers, and submitting orders well in advance of delivery dates.

        RESEARCH AND DEVELOPMENT

        The computer and sound card industry is subject to rapid technological advances, and the Company's ability to compete and operate successfully depends upon, among other things, its ability to anticipate and react to such advances. Faced with this environment, the Company is continually engaged in developing enhancements to its computer input devices and sound cards in an effort to offer increased performance and reliability.

        As of January 31, 1996, the Company had 23 hardware and software engineers employed full time in research and development. Research, development and engineering expenses were $1,528,075 for fiscal 1996, $1,361,072 for fiscal 1995 and $726,731 for fiscal 1994, and are expected to be $1.4 million for fiscal 1997.

        COMPETITION

        The markets for the Company's products are divided into two general areas - the joystick and game input market, and the sound card market which deals primarily with audio. Both markets are related to entertainment using PCs and are discussed generally below.

        Input Devices. The joystick market is related to the computer games market where the demand for joysticks is driven by the success of games that use joysticks. The Company experiences intense competition from a number of competitors. The leading competitors of the Company in the PC joystick market are Suncom Technologies, Bondwell Global Ltd., Microspeed Incorporated, CH Products, ThrustMaster, Inc., Logitech International ("Logitech") and Microsoft Corporation within the last 12 months, with products ranging in retail price from US$15 to $199. Competition is fragmented, however, and no manufacturer currently dominates the PC joystick market. In the Apple Macintosh market, however, the Company currently has a significant market share of the high-end entertainment input device market with both its MouseStick II and GamePad.

        Products based on the Company's GrIP technology do not experience direct feature-for-feature competition, although there are products which can provide multi-player or multi-button controller support. None of these products, in the Company's view, affords the functionality or ease of use of the GrIP system.

        The Company believes that the type and number of competitors will increase as the various market segments continue to grow. Typically, price, product features and quality have been the primary competitive elements in the sale of computer input devices.

        Sound Cards. The sound card market is dominated by Creative Technology, Ltd. ("Creative Technology") and to a lesser extent by Aztech Systems. There are other major companies such as Microsoft Corporation and Logitech that have in the past developed and sold sound card audio products which compete with the Company's products. Most of the Company's competition has in the past relied on products based on FM technologyowned by Yamaha Corporation of America. Well over 80% of the installed base of sound cards is based on this older technology. The Company's sound card product relies on the wavetable synthesis technology. Virtually all of the Company's competitors are now offering versions of their sound cards incorporating wavetable technology.

        Competition in the wavetable market is increasing. Yamaha Corporation of America is now shipping sound chips (the OPL 4) that combine FM synthesis and wavetable synthesis. Such chips offer backward FM compatibility plus the improved wavetable sound. Additional wavetable competitors today are Creative Technology, Roland Corporation US, Turtle Beach Systems, and Ensoniq Corp. Virtually all the Company's major competitors are now selling wavetable based versions of their sound cards.

        In addition, new technologies are evolving that may challenge both the FM and wavetable based sound cards. Digital Signal Processors (DSP) from companies such as AT&T, Analog Devices, Texas Instruments and Sierra Semi-Conductor can be used to produce music and sound synthesis. The DSP chips can also be used for other functions including use as fax and data modems. The Company believes that custom sound specific chips will offer better sound and performance and be more price competitive than general purpose DSP solutions that are dependent on significant computing power to generate sound.

        The principal competitive factors in the markets for the Company's products include the ability to integrate diverse technologies, the success and timing of new product developments by the Company and its competitors, brand name recognition, breadth and compatibility of product offerings, product performance and price, product quality, breadth of distribution and customer support. The Company believes it competes favorably on most of the foregoing bases; however, Creative Technology and Aztec Systems, which entered the sound card market prior to the Company, and many of the Company's other and potential competitors, including Microsoft and Logitech, have significantly greater resources and brand name recognition in the sound card market.

        The Company also faces substantial indirect competition from a number of companies, including personal computer, semi-conductor and software companies that offer multimedia products or multimedia computing alternatives. The Company faces indirect competition from electronic games systems connected to televisions and from the proprietary multimedia products incorporated by major computer manufacturers as integrated components of their products. The Company expects that existing and new competitors will continue to introduce multimedia products which are directly or indirectly competitive with those of the Company. Many of the Company's current and potential competitors have substantially greater financial, technical, marketing and sales resources than the Company and there can be no assurance that the Company will be able to compete successfully in the future.

        PROPRIETARY RIGHTS

        The Company relies substantially on unpatented proprietary technology. The Company owns one US patent relating to the basic technology used in the Company's analog joysticks and MouseStick, another relating to the basic technology of the Company's switchstick and another patent in Canada and the United States relating to the optical encoder for the MouseStick. The Company has filed patent applications in Canada and the United States covering technology relating to its PC GamePads, its Phoenix joystick, its new GrIP technology, and its UltraSound technology.

        There can be no assurance that others may not acquire or independently develop similar technology. There can be no assurance that the patents applied for will be issued. While the Company believes that patent rights have value, rapidly changing technology in the computer input device industry makes the Company's future success dependent primarily on continuing innovation, the skills of its employees and the timely introduction of product enhancements, rather than on patent protection.

        Certain of the technology underlying the Company's UltraSound products was licensed on an exclusive basis from Forte Technologies, Inc. ("Forte Technologies"). In February 1994 the Company acquired outright the technology related to the Ultrasound PC Sound Card from Forte Technologies.

        The Company entered into a license agreement on January 1, 1993 with Focal Point 3D Audio ("Focal Point") to produce and sell a software product called Focal Point 3D Audio for use with UltraSound. The Company terminated the agreement effective December 31, 1994. Focal Point commenced suit against Gravis in relation to this agreement, which was voluntarily discontinued and moved to binding arbitration. The arbitrator denied all claims of Focal Point except one for which it was awarded Can$622,349. Focal Point subsequently refiled a US$20 million claim against the Company which was settled for an additional Can$591,031 (Can$400,000 of which was paid to Focal Point in common stock of the Company).

        The Company has software manufacturing and distribution licenses for certain application software that it bundles with its analog joystick, GamePad and GrIP products. These licenses vary in time and quantity commitments, but the Company has no significant outstanding software license obligations at the present.

        There can be no assurance that the Company's present and proposed products do not and will not infringe patents held by others. The Company received notice in late 1994 of a potential infringement of a U.S. patent by one of its products. The Company has responded stating that in its view, the alleged claim is without substance and that the Company's products do not infringe. The ultimate outcome is undeterminable at this date, but there has been no further action taken since the Company responded to the initial notice. The Company is not aware that the manufacture and sale of its products require licenses from others except for one license which relates to the Company's Analog Joystick sales in the United States, and for licenses for bundled software referred to above. It may be necessary or desirable in the future, however, for the Company to obtain additional licenses relating to one or more of its products. There can be no assurance that such licenses could be obtained on conditions which would not have a materially adverse financial effect on the Company.

        RISK FACTORS

        In addition to the other information in this annual report, the following risk factors should be considered carefully in evaluating the Company and its business.

        Operating Losses; Accountants Report Substantial Doubt About the Company's Ability to Continue as a Going Concern. The Company's independent auditors include an explanatory paragraph in their report dated May 3, 1996, indicating that certain conditions raise substantial doubt about the Company's ability to continue as a going concern. The report states that the Company has suffered significant losses from operations and may require additional debt or equity financing. At January 31, 1996, there was an accumulated deficit of $13,868,645 and a working capital deficiency of $1,103,243. The Company's line of credit which expired on May 15, 1996, has been extended to August 2, 1996. While the Company's bank has given conditional assurance that the facility may be extended to November 30, 1996 if additional investment funds of $2,000,000 are secured, there can be no assurance that an extension will be granted. The Company has undertaken plans with respect to developing sources of capital to remove the threat to its continuation in business as a going concern. There can be no assurance that the Company's strategies to develop sources of capital will be successful. See "Auditors Report" and Note 1 of "Notes to Consolidated Financial Statements."

        Competition. The Company faces significant competition in the market for personal computer entertainment devices. In particular, the market for the growing multimedia segment is intensely competitive. The Company faces direct competition from companies which have significantly greater marketing and financial resources than the Company and also faces substantial indirect competition from a number of companies, including personal computer, semiconductor and software companies that presently offer, or are actively engaged in, research and development for multimedia products or multimedia computing alternatives. The Company expects competition in this area to intensify and there is no assurance that the Company will be able to compete successfully in the future with current and potential competitors that have substantially greater financial, technical, marketing and sales resources than the Company. Also, because of standardized hardware and software technologies it is possible for new emerging companies to develop and manufacture competitive products.

        Limited Source of Supply. The Company is dependent on sole or limited source suppliers for certain key components used in its products, including certain components provided by suppliers that compete with or provide products to competitors of the Company. The Company has only one set of tooling molds for most of its input devices and in the case of the Company's joysticks many of the molds are located in the People's Republic of China. Lack of access to its tooling would materially adversely affect on at least an interim basis the Company's ability to manufacture and deliver its products. The

Company's reliance on these suppliers, as well as industry supply conditions in general, involve several risks, including the possibility of a shortage of components, increases in component costs and reduced control over delivery schedules, which could adversely affect the Company. Some of the Company's foreign suppliers are subject to risks of changes in government policies, risk of imposition of tariffs and other factors beyond the Company's control that could affect the supply and cost of materials and components.

        Fluctuations in Quarterly Results. The Company's quarterly operating results depend upon the volume and timing of orders received during each quarter. Consistent with the PC consumer software and add-on accessory industry, demand for the Company's products has been and is expected to be stronger in the second half of the calendar (fiscal) year and weaker in the first half of the calendar year due to seasonal customer buying patterns. Sales of the Company's products depend upon such factors as new product introductions by the Company and its competitors, the development of computer games, consumer buying patterns and overall trends in the economy and purchasing patterns of distributors and retailers. In addition, retailers and distributors generally order on an as-needed basis and accordingly, back-logs of orders can at times result. Product is tied as closely as possible to actual orders and for this reason the Company has in the past experienced order back-logs which have resulted in lost sales.

        Management of Growth. The Company in the past has significantly expanded its operations prior to the previous fiscal year. Revenues were down slightly as compared to fiscal 1995. The Company may not without significant investments be able to regain its growth and expansion, and may experience further declines in its revenues. The inability to regain growth will have an adverse effect on the development of the Company and its operating results.

        Foreign Currency Fluctuations. The Company transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars. A substantial portion of the Company's costs are denominated in Canadian dollars. There are currency exchange risks on the conversion of the Company's US dollar balances and currency translation gains and losses on the recording of its U.S. dollar sales in Canadian dollars.

        EMPLOYEES

        As of January 31, 1996, the Company employed 190 persons, of whom 119 were in manufacturing, 23 in research and development, 24 in marketing and sales and 24 in general and administrative.

        On August 1, 1995, the Company signed a collective bargaining agreement with the Teamsters Local Union 213 which represents the Company's manufacturing employees. The agreement expires on June 16, 1997. The Company has never experienced a work stoppage and it believes its employee relations are excellent.

ITEM 2.        PROPERTIES

        The executive offices and production facilities of the Company are located at Suite 101, 3750 North Fraser Way, Burnaby, British Columbia, and consist of approximately 44,678 square feet. These offices are leased pursuant to a lease expiring March 31, 1998, at a rental rate of $20,850, plus maintenance and taxes, per month. Additional space of 9,481 square feet across from this location was leased in 1995 at $6,720 per month and the lease expires March 31, 1998. The Company also has a US distribution and service facility in Bellingham, Washington, consisting of approximately 10,500 square feet under a lease expiring on August 14, 1996 at a rental rate of US$3,990 per month plus maintenance and taxes. The Company is under lease negotiations regarding its relocation to a larger facility in Bellingham after the current lease expires. The Company believes the new lease will be at approximately the same rent as the current lease. The Company maintains an inventory of products in a bonded warehouse in Antwerp, Belgium for distribution in Europe. The Company's European sales office is in Almere, The Netherlands. The lease on this 2,500 square foot office expires on May 15, 1997 and is being leased at a rental rate of 2,625 NLG (approximately US$1,690) per month.

ITEM 3.        LEGAL PROCEEDINGS

        The Company entered into a license agreement on January 1, 1993 with Focal Point, which the Company terminated effective December 31, 1994. Focal Point commenced suit against the Company for copyright and trademark infringement claiming US$20 million in damages. The claim was voluntarily discontinued and moved to binding arbitration wherein the arbitor rejected all but one claim for which Focal Point was awarded Can$622,349. Focal Point subsequently refiled the US$20 million suit which was settled out of court for an additional Can$591,031, Can$400,000 of which was paid to Focal Point in cash with the balance paid in common stock of the Company. The Company received notice in late 1994 of a potential infringement of a U.S. patent by one of its products. The Company responded to the claim stating that in its view, the alleged claim is without substance and that the Company's products do not infringe. The ultimate outcome is undeterminable at this date, but there has been no further action taken since the Company responded to the initial notice.

ITEM 4.        CONTROL OF REGISTRANT

        (a) To the knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation or any government.

        (b) The following table sets forth as of January 31, 1996 those persons known to the Company to be owners of more than 10% of the Company's common stock and the ownership of the Company's common stock by all directors and officers as a group:

                                                NUMBER OF
                                               BENEFICIALLY           PERCENTAGE
IDENTITY OF PERSON OR GROUP                    OWNED SHARES            OF CLASS
- - - ---------------------------                    ------------           ----------
Sagit Investment Management Ltd.                3,251,000               16.7%
Suite 900 - 789 W. Pender St.
Vancouver, B.C.

Altamira Management Ltd.                        2,105,200               10.8%
Suite 301
250 Bloor Street West
Toronto, Ontario

CDS & Co.                                       8,247,327               44.4%
P.O. Box 1038
Station A
25 The Esplanade
Toronto, Ontario

Cede & Co.                                      3,458,408               18.3%
P.O. Box 20
Bowling Green Station
New York, New York  10274

Directors and Officers as a group (9            1,089,031                5.8%
persons)

        CDS & Co. and Cede & Co. are depository trusts beneficially holding shares on behalf of shareholders of the Company. Other than as set forth above, the Company has no knowledge that any such shares are beneficially owned by any person who owns beneficially 10% or more of the outstanding shares of common stock of the Company.

ITEM 5.        NATURE OF TRADING MARKET

        The common stock of the Company or its predecessors was listed on the VSE from December 3, 1984 through February 1996.

        Effective July 10, 1989, the Company's shares commenced trading in the United States on the Nasdaq National Market ("Nasdaq") under the symbol "GRVSF." Effective June 17, 1992, the Company's shares ceased trading on Nasdaq because it failed to meet Nasdaq's capital and surplus requirements. The Company's shares are listed on the Nasdaq OTC Bulletin Board. The Company intends to seek reinstatement on Nasdaq once it can fully meet the requirements for listing.

        On September 18, 1989, the Company's common stock commenced trading on the TSE. The trading symbol is "AED" on both the VSE and the TSE. The Company chose to delist its shares on February 15, 1996 from the VSE and maintain the TSE as its principal Canadian stock exchange.

TRADING HISTORY

        The following table sets forth the high and low reported sale prices, in Canadian dollars, of the Company's common stock on the TSE for the periods indicated:

         TSE
         Fiscal 1996
         -----------
         Quarter Ended              High           Low
         -------------              ----           ---
         April 30, 1995            $1.70          $1.60
         July 31, 1995              1.36           1.25
         October 31, 1995            .68            .67
         January 31, 1996            .84            .80

         Fiscal 1995
         -----------
         Quarter Ended              High           Low
         -------------              ----           ---
         April 30, 1994            $3.15          $1.75
         July 31, 1994              2.50           1.42
         October 31, 1994           1.90           1.30
         January 31, 1995           1.89           1.10

        The following table sets forth the high and low reported sale prices, in Canadian dollars, of the Company's common stock on the VSE for the periods indicated:

         Fiscal 1996
         -----------
         Quarter Ended              High           Low
         -------------              ----           ---
         April 30, 1995               --             --
         July 31, 1995                --             --
         October 31, 1995             --             --
         January 31, 1996          $1.00          $1.00

         Fiscal 1995
         -----------
         Quarter Ended              High           Low
         -------------              ----           ---
         April 30, 1994            $3.05          $2.50
         July 31, 1994              1.51           1.51
         October 31, 1994           1.73           1.52
         January 31, 1995           1.50           1.50

        The following table sets forth the high and low reported sale prices, in U.S. dollars, of the Company's common stock on the Nasdaq OTC Bulletin Board for the periods indicated:

         Fiscal 1996
         -----------
         Quarter Ended               High           Low
         -------------               ----           ---
         April 30, 1995             $1.48          $1.24
         July 31, 1995                .97            .97
         October 31, 1995             .86            .86
         January 31, 1996             .55            .55

         Fiscal 1995
         -----------
         Quarter Ended
         -------------
         April 30, 1994             $2.04          $1.89
         July 31, 1994               1.72           1.72
         October 31, 1994            1.72           1.72
         January 31, 1995            1.72           1.72

        A significant number of the Company's securities are held in bearer form. To the best of the Company's knowledge, as of January 31, 1996, there were 123 shareholders resident in the United States holding approximately 5,133,172 shares, representing 27.6% of the Company's shares then outstanding. In total the Company has in excess of 700 shareholders.

ITEM 6.        EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
               HOLDERS

        (a) There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital into Canada which affect the remittances of interest, dividends or other payments to nonresident holders of shares of the Company's stock. Any such remittances to US residents, however, are subject to withholding tax under the Income Tax Act (Canada), which is generally reduced to a rate of 15% pursuant to Articles X and XI of the Canada-US Income Tax convention. See "Item 7. Taxation."

        (b) Except as provided in the Investment Canada Act (the "Investment Act"), as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) (the "FTA Implementation Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter of any other constituent documents of the Company with respect to the right of foreigners to hold and/or vote the shares of the Company's stock.

        The Investment Act requires a "non-Canadian" making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Investment Act. Under the provisions of the Investment Act, an investment by a non-Canadian (other than an American, as defined in the Investment Act) in a Canadian business is reviewable if it is
(i) a direct acquisition, which is defined as the acquisition of the assets or voting shares of a Canadian business or control of its Canadian parent in Canada, or a Canadian business with assets of Can$5,000,000 or more or (ii) an indirect acquisition, which is defined as the acquisition of control of a Canadian business with assets of Can$50,000,000 or more, where the assets of the Canadian business represent 50% or less of the value of the total assets acquired, through control of its Canadian parent entity outside Canada. Where the value of the assets of the Canadian business represents 50% or more of the value of the total assets acquired, the direct acquisition threshold applies. As a result of the FTA Implementation Act, the threshold for review of acquisitions by Americans has been increased. The threshold is presently Can$25,000,000 for direct acquisitions and Can$100,000,000 for indirect acquisitions. Acquisitions of control of certain types of Canadian businesses are excluded from these higher thresholds. An acquisition of a Canadian business, the gross assets of which do not exceed the above-threshold amounts, will not be subject to review and the non-Canadian will simply be required to notify Investment Canada within certain prescribed time limits.

        The Investment Act also requires the filing of a notice with Investment Canada by a "non-Canadian" making an investment to establish a Canadian business. Where the business activity is, in

Investment Canada's opinion, related to Canada's cultural heritage or national identity, an order can be issued making the investment renewable.

        If Investment Canada is satisfied that the investment is likely to be of net benefit to Canada (as compared with the test under the prior investment act that the investment is of "significant benefit" to Canada), then the non-Canadian may proceed to implement the investment. If Investment Canada is not satisfied that the investment is likely to be of net benefit to Canada, then the non-Canadian shall not make the proposed investment or, if the investment has been implemented, shall divest itself of control of the Canadian business that is the subject of the investment.

ITEM 7.        TAXATION

        The following discussion summarizes some of the primary Canadian income tax considerations to nonresidents of Canada owning common shares of a corporation resident in Canada. The comments are confined to a consideration of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder and counsel's understanding of the current administrative practices of Revenue Canada, Taxation.

        Cash dividends paid by a corporation resident in Canada on common shares held by nonresidents of Canada will generally be subject to Canadian withholding tax under the Tax Act. This withholding tax is levied at the basic rate of 25%, but may be reduced by the terms of any applicable tax treaty. For residents of the United States not having a "permanent establishment" in Canada, the Canada-US Income Tax Convention reduces the rate of withholding tax to 15% generally and to 6% for corporations owning at least 25% of the voting stock of the payor corporation.

        Stock dividends paid by Canadian public companies are treated as taxable dividends and are subject to withholding tax as discussed above. The amount of a stock dividend paid by a corporation is deemed to be equal to the amount of the increase in the paid-up capital of the corporation arising by virtue of the payment of the stock dividend. A shareholder receiving a stock dividend is deemed to acquire the shares that are the subject of the dividend at a cost equal to the amount of the dividend.

        A nonresident of Canada who holds common shares as capital property will not be subject to tax in Canada under the Tax Act on capital gains realized on the disposition of the shares, unless the shares are "taxable Canadian property" within the meaning of the Tax Act. Generally, the common shares of a public company would not be taxable Canadian property unless the nonresident used the shares in carrying on a business in Canada, the nonresident was previously a resident of Canada and elected to deem the common shares to be taxable Canadian property on ceasing to be a Canadian resident or, at any time during the five years before the disposition of the shares, the nonresident owned, together with other persons with whom he did not deal at arm's length, greater than 25% of the issued shares of any class of the capital stock of the public company. The Canada-US Income Tax Convention provides that US residents will be subject to tax in Canada under the Tax Act on capital gains realized on the disposition of shares in a Canadian resident public company where such shares comprise taxable Canadian property as discussed above and more than 50% of the share value is derived from real property situated in Canada.

ITEM 8.        SELECTED FINANCIAL DATA

        (a)    SUMMARY FINANCIAL INFORMATION

        Beginning on page F-1 of this annual report are the Company's audited consolidated financial statements for the fiscal years ended January 31, 1996, 1995 and 1994. Beginning below is a summary of the Company's operating and balance sheet data. The results presented below are shown in accordance with Canadian GAAP and in accordance with US GAAP. The differences between Canadian and US GAAP are set forth in Note 21 of Notes to Financial Statements included herein and principally pertain to the treatment of product development costs. Under Canadian GAAP, product development costs that meet the criteria of the Canadian Institute of Chartered Accountants are deferred to the extent that their recovery can be reasonably regarded as assured until the product reaches commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the product or until the product is sold or abandoned, at which time the costs are written off. Under US GAAP, development costs must be expensed as incurred.

SUMMARY OF OPERATIONS

       SUMMARY OF OPERATIONS -- PREPARED IN ACCORDANCE WITH CANADIAN GAAP

                                                 FISCAL YEAR ENDED JANUARY 31,
                            -----------------------------------------------------------------------
                               1996           1995           1994           1993           1992
                            -----------    -----------    -----------    -----------     ----------
Sales....................   $42,570,941    $43,572,279    $23,675,496    $13,869,571     $5,768,286
Net Earnings (Loss)......    (8,551,043)      (956,150)      (776,941)       607,570       (574,000)
Earnings (Loss) Per Share         (0.46)         (0.05)         (0.05)          0.06          (0.07)

       SUMMARY BALANCE SHEET -- PREPARED IN ACCORDANCE WITH CANADIAN GAAP

                                                FISCAL YEAR ENDING JANUARY 31,
                            -----------------------------------------------------------------------
                               1996           1995           1994           1993           1992
                            -----------     ----------     ----------     ----------    -----------
Working Capital..........   $(1,103,243)    $6,107,236     $7,587,908     $1,817,571    $   (96,385)
Total Assets.............    20,796,255     27,493,273     16,237,382      8,726,747      3,060,572
Total Current Liabilities    16,374,291     14,037,195      5,127,515      4,988,462      2,201,901
Long Term Debt...........       275,676      1,182,135      1,026,535      3,076,416        840,000
Shareholders' Equity.....     4,146,288     12,273,943     10,083,332        661,869         18,671
Net Book Value Per Share           0.22           0.66           0.58           0.07              0

          SUMMARY OF OPERATIONS -- PREPARED IN ACCORDANCE WITH US GAAP

                                                 FISCAL YEAR ENDING JANUARY 31,
                            -----------------------------------------------------------------------
                               1996           1995           1994           1993           1992
                            -----------    -----------    -----------    -----------     ----------
Sales...................    $42,570,941    $43,572,279    $23,675,496    $13,869,571     $5,768,286
Net Earnings (Loss).....     (7,272,713)    (2,319,158)    (2,185,463)        68,403       (830,371)
Earnings (Loss) Per
Share Before                      (0.39)         (0.13)         (0.15)          0.01          (0.10)
Extraordinary Items.....

          SUMMARY BALANCE SHEET -- PREPARED IN ACCORDANCE WITH US GAAP

                                                 FISCAL YEAR ENDING JANUARY 31,
                            ------------------------------------------------------------------------
                               1996           1995           1994           1993           1992
                            -----------     -----------    -----------   -----------     -----------
Working Capital..........   $(1,103,243)    $ 6,107,236    $ 7,587,908   $ 1,817,571     $   (96,385)
Total Assets.............    19,909,971      25,764,390     14,814,477     7,852,989       2,725,981
Total Current Liabilities    16,374,291      14,037,195      5,127,515     4,988,462       2,201,901
Long Term Debt...........       275,676       1,182,135      1,026,535     3,076,416         840,000
Shareholders' Equity.....     1,779,330       8,628,655      7,801,052      (211,889)       (315,920)
Net Book Value Per Share.          0.10            0.47           0.45             0              0

        (b)    CANADIAN AND US DOLLAR EXCHANGE RATES

        A history of US-Canadian dollar exchange rates for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. Such rate for Canadian dollar per US dollar on June 30, 1996 in New York City was $0.7325. The source for this data is the Federal Reserve Bulletin and Digest.

                     HIGH $CAN                  LOW $CAN                   AVERAGE
                 -------------------       -------------------       --------------------
                 CAN/US       US/CAN       CAN/US       US/CAN       CAN/US       US/CAN
                 ------       ------       ------       ------       ------       -------
1991             1.1229        .8906       1.1589        .8628       1.1457        .87283
1992             1.1748        .8512       1.2858        .7777       1.214         .8237
1993             1.2497        .8002       1.3367        .7481       1.2901        .7751
1994             1.3408        .7458       1.4086        .7099       1.3736        .7280
1995             1.3507        .7404       1.4074        .7105       1.3686        .7307

        (C)    DIVIDENDS

        The Company has not paid any cash dividends since its inception. The Company does not intend to pay any cash dividends in the foreseeable future, but intends to retain all earnings, if any, for use in its business operations.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The results presented in this annual report are in accordance with Canadian GAAP. See Note 21 of Notes to Consolidated Financial Statements for an explanation of differences between Canadian GAAP and US GAAP.

RESULTS OF OPERATIONS - FISCAL 1996 COMPARED TO FISCAL 1995 AND FISCAL 1994

        Total revenues for the year ended January 31, 1996 were $42,570,941 versus revenues of $43,572,279 in fiscal 1995 and $23,675,496 in fiscal 1994, a decrease of 2.3% from fiscal 1996 to fiscal 1995. The net loss for the year was $8,551,043, or $.46 per share, versus a net loss of $965,150, or $.05 per share in fiscal 1995 and a net loss of $776,941 or $.05 cents per share for fiscal 1994. The slight decrease of total revenues is attributed to two product lines:
Sound Card Products and Core Joysticks (specifically, PC Joystick and PC Pro Joystick). The Company's product, the UltraSound MAX was replaced this year with the UltraSound Plug & Play and UltraSound Plug & Play Pro. Delays in the development process of the UltraSound Plug & Play caused it to be released very late in the year. These delays resulted in delays in deliveries to members of the press and retailers in time to generate significant sales during the November and December buying season.

        Gross profit margin decreased to 18.7% as compared to 24.7% in fiscal 1995 and 26.5% in the prior year. This decrease was principally due to the write-off of inventory totaling $1,940,417. The write-down of inventories was largely a result of the Phoenix joystick and the UltraSound ACE products. Both of these products moved very slowly this year. A slow market acceptance and subsequently reduced sales prices has required the Company to write-down existing inventory.

        In addition, the gross margin was negatively affected by a reserve of $850,313 for future purchase commitments outstanding for the purchase of the PC Joystick and PC Pro Joystick sub-assemblies. Increased competition in the market place this year accelerated the life cycles of these two products and reduced their sales prices.

        Other factors that affected cost of goods sold included freight and duty increases because of increased sales activity in Europe, and the expediting of additional product from China. Freight and duty increased by $95,621 compared with the previous years.

        For the year ended January 31, 1996, total advertising expenses were $3,580,551 or 8% of sales versus $3,598,809 or 8.3% of sales for fiscal 1995 and $2,086,814 or 8.8% of sales in the prior year. The major portion of the Company's advertising expenses are cooperative advertising allowances provided as a percentage of sales to customers.

        Marketing and sales expenses that exclude advertising increased to $2,867,328 or 6% versus $2,840,983 or 6.5% of sales in fiscal 1995 and
$1,292,561 or 5.5% of sales the prior year. The cost in this area continue to reflect the focus on building a broad base of software developer support for both the UltraSound products and the core product lines that started in the previous year.

        General and administrative expenses rose because of increased legal expenses incurred in connection with the Focal Point litigation and settlement, one-time severance and related costs, costs associated with the addition of senior management, increased occupancy costs, and foreign exchange losses. There was a foreign exchange loss for the year of $166,920 compared with a gain of $216,564 in fiscal 1995 and $102,699 in fiscal 1994. It should be noted that over 90% of the Company's revenues are denominated in US dollars. Also included in this expense category were capital taxes payable to the federal and the provincial governments totaling $60,950.

        Research and Development costs expensed for fiscal 1996 were $1,528,075 compared to $1,361,072 in fiscal 1995 and $726,731 in fiscal 1994. The Company continued to increase investment in research and development capability for both core products and the UltraSound product line, in line with an increased revenue base. It is strongly felt that internal capability to develop and maintain technology provides an important competitive advantage. Staffing levels increased, particularly in the software engineering category, as more development work was brought in-house versus externally contracted.

        Interest on short-term debt increased to $430,972 from $183,472 in fiscal 1995 and $77,294 in fiscal 1994 due to utilization of a larger line of credit used to finance growth in revenues and higher average interest rates during the year. Interest on long-term debt indecreased to $96,617 from $84,607 in fiscal 1995 as a result of a full year of interest on capital leases that commenced during the last fiscal year. Interest from long-term debt was $100,320 in fiscal 1994because the Company had $2,340,000 of debt for a portion of fiscal 1994 which was converted to equity.

        LIQUIDITY AND CAPITAL RESOURCES

        In recent years, the Company's growth has been funded by the combination of bank borrowings and private placements of convertible long-term debt. During the fiscal year ended January 31, 1996, the Company generated the majority of its funding needs from operations through improved working capital management.

        During fiscal 1996, the loss for the year resulted in a deficit from operations of $5,810,777 compared with $647,627 being earned in the previous year. This was offset by an increase in operating capital of $7,568,260. This was the result of a significant decrease in the investment in accounts receivable and inventories amounting to $4,662,080. Additionally accrued liabilities and provisions increased over the previous year. This change, combined with a decrease in investing activities, increased cash by $853,184 for the year.

        Net investment in fixed assets was $881,236 compared to $1,336,257 last year. The additions were for moulds and tooling for new products and equipment for research and development.

        Development work is done by the Company's in-house development group and no development costs were deferred during fiscal 1996. This is a continuation of changes made in the previous year to move development in-house. In fiscal 1995, additions to deferred development costs were $916,741.

        In fiscal 1996, additions to patents and licenses were $35,395, primarily for applications for patents and trademarks for the Firebird, Thunderbird and GrIP products.

        The net decrease in long-term debt of $415,440 was the result of paying down loans and scheduled lease payments.

        The Company maintains a credit facility with a major banking institution that it has done business with since it commenced operations. The Company's payment obligations to the bank are evidenced by a demand note, as is customary practice. As of January 31, 1996, the total amount, after netting cash balances, of the Company's obligations under the demand note was $3,002,486 out of a total credit facility of $4,500,000. Collateral for the demand loan is provided by fixed and floating charges on all of the Company's assets. The Company obtained from its bank an additional receivables discounting facility for US$2,000,000 subsequent to January 31, 1995. The Company also has leasing facilities which amounted to obligations of $738,010 at January 31, 1996. The Company uses the leasing facilities principally for the funding of capital expenditures of research and development, manufacturing and information systems.

        The current credit facility expired on May 15, 1996 and although the Company has been in default of its covenant, the bank has extended the line of credit to August 2, 1996 by which time the total credit facility will be reduced to $4,150,000. The bank has given conditional assurance that the facility may be extended to November 30, 1996 in the event that additional investment funds of $2,000,000 are secured. At July 30, 1996, the Company had not successfully negotiated a replacement source of funds or additional capital.

        The independent auditors' report for the fiscal year ended January 31, 1996 contains an explanatory paragraph to the effect that the related financial statements had been prepared assuming that the Company would continue as a going concern but stated that there were matters that raised substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements for such year indicated that the Company's continuation as a going concern was dependent upon the Company's ability to generate sufficient cash flow to meet its obligations on a timely basis, to renew its bank credit agreement or obtain alternative financing and, ultimately, to attain profitability. Although the Company has recently been profitable, there can be no assurance that the Company will continue to be profitable, will continue to be in compliance with the covenants in its loan documents or will be able to generate sufficient cash flow in the future.

        There have been significant expenditures during the past and current fiscal years for manufacturing tooling and equipment, new product development, and working capital requirements. The Company anticipates that such spending levels will continue or increase with anticipated revenue growth. Additionally, the industry in which the Company participates is characterized by rapid technological change and intense competition, creating a continual and possibly significant need for capital. Further funding for future growth will be derived from increased bank borrowings, cash flow from operations, and possibly new equity or convertible debt financing.

ITEM 10.       DIRECTORS AND OFFICERS OF REGISTRANT

                                                                     DATE BECAME A
NAME                           OFFICE HELD                           DIRECTOR/OFFICER
- - - ----                           -----------                           ----------------
John Campbell                  Chairman and Director                 July 17, 1992
Vancouver, BC

Grant Russell                  Chief Technology Officer,             April 30, 1987
Delta, BC                      Vice-Chairman and Director

K. Michael Cooper              President & CEO and Director          September 12, 1994
N. Vancouver, B.C.

Dennis Scott-Jackson           Vice President, Development           April 30, 1987
Coquitlam, BC

Edward M. Pasatiempo           Vice President Sales and Marketing    January 2, 1996
Seattle, Washington

C. Scott Smyth                 Vice President, Operations            November 24, 1995
Surrey, B.C.

        All directors hold office until the next annual meeting of the shareholders and until their successors have been elected and qualified. The officers of the Company are elected annually and serve at the discretion of the Board of Directors of the Company. There are no family relationships among any of the directors and executive officers of the Company.

ITEM 11.       COMPENSATION OF OFFICERS AND DIRECTORS

        The Company does not compensate directors for their services. The aggregate amount of cash compensation paid by the Company to all officers and directors as a group during fiscal 1996 was $773,421.

        SUMMARY COMPENSATION TABLE

        The following table sets forth all compensation awarded to, earned by or paid to any person who was the Chief Executive Officer during the last completed fiscal year and to each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the last completed fiscal year, other than executive officers whose total compensation does not exceed $100,000 (collectively the "Named Executive Officers") for services rendered by such individuals in all capacities to the Company for the last three completed financial years.

                                                                    LONG TERM
                                     ANNUAL COMPENSATION         COMPENSATION(6)
                            ----------------------------------   ---------------
                                                  OTHER ANNUAL      SECURITIES       ALL OTHER
 NAME AND PRINCIPAL         SALARY       BONUS    COMPENSATION    UNDER OPTIONS    COMPENSATION
      POSITION        YEAR    ($)         ($)          (5)        GRANTED (#)(7)       ($)(8)
- - - -------------------   ----  --------    -------   ------------    --------------  -------------
K. Michael            1996  $238,994    $60,000        --              Nil           $32,864
Cooper                1995   $79,659         --        --            200,000         $ 9,615
President & CEO(1)    1994                   --        --              Nil

Grant Russell         1996
President & CEO(2)    1995  $129,007         --        --              -0-           $ 6,000
                      1994  $118,049    $23,068        --            100,000         $ 6,000

David Reid            1996
Vice-President,       1995  $90,426     $64,559        --              -0-           $ 6,000
Sales(3)              1994  $81,242     $24,930        --             50,000         $ 6,000

Steven Cherry         1996  $96,880          --        --              Nil           $ 6,900
Vice-President of     1995  $13,888          --        --            100,000
Marketing(4)          1994       --          --        --              Nil

(1) K. Michael Cooper served as President and Chief Executive Officer commencing June 8, 1995, during the last completed financial year. Prior to that date he had served as Chief Operating Officer and Chief Financial Officer of the Company from September 15, 1994.

(2) Grant Russell served as President and Chief Executive Officer of the Company until June 8, 1995, when he accepted a newly created officer position as Chief Technology Officer of the Company. In connection with this change, the Company entered into an employment agreement with Mr. Russell under which the Company has the right to terminate Mr. Russell at any time. If so terminated, Mr. Russell would continue to receive his base salary for 24 months as severance. Mr. Russell agreed to occupy the new position for at least 12 months, after which he could elect to leave the Company and his position at any time and receive the same base salary as severance as outlined above.

(3) David Reid was given 12 months' advance notice of his termination on August 31, 1995. David Reid performed his regular duties until December 31, 1995, at which time he ceased being an active full-time employee. As result, in addition to the disclosed compensation amounts for Mr. Reid, the Company is obligated to pay him a total of $53,200 in salary and $6,000 in other compensation over the seven-month period ending August 31, 1996. Options granted to David Reid expire on June 30, 1996 unless exercised.

(4) Steve Cherry worked for the Company from January 2, 1995 to May 15, 1995. Mr. Cherry's compensation expense for the last completed fiscal year included $48,300 as severance and $6,900 in other compensation.

(5) Perquisites and other personal benefits that do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers are not disclosed.

(6) No stock appreciation rights (SARs) or similar rights were granted by the Company during the last financial year, and there are no outstanding restricted shares or units. Other than its Stock Option Plan, the Company does not have a long term incentive plan, pension plan, or other compensatory plan for its executive officers.

(7) During the last completed financial year options previously granted to insiders and employees were repriced from $3.32 to $1.18 per share as approved by members at the Company's last annual general meeting.

(8) Includes all other compensation for the covered financial year that is not properly reported in any other column of this table.

ITEM 12.       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

DIRECTORS', OFFICERS' AND EMPLOYEES' STOCK OPTION PLAN

        The Company has received shareholder approval of its Directors', Officers' and Employees' Stock Option Plan, as amended (the "Plan"). The Plan is administered by the Company's Compensation Committee (the "Committee"), currently comprised of Grant Russell and N. John Campbell, each a director of the Company. Under the Plan, the Committee may grant to directors, officers and eligible employees of the Company and of its subsidiaries options to purchase shares of common stock of the Company on terms that the Committee may determine, within the limitations of the Plan. The aggregate number of shares of common stock reserved for issuance under the Plan may not exceed 1,000,000 shares, subject to adjustment as provided under the terms of the Plan in the event of certain changes in the capital of the Company or in the event of an amalgamation or merger by the Company with another body corporate, and options granted to any one person may not exceed 5% of the issued and outstanding shares of common stock of the Company. As of June 30, 1996, director and employee incentive options to purchase a total of 1,413,715 shares of the Company were outstanding. As of such date, a total of 700,008 options have been reserved for issuance or granted under the Plan and there were a total of 705,715 shares issuable pursuant to stock options granted before the Plan was in place.

        In addition, the aggregate number of shares reserved for issuance for insiders under the Plan and any other share compensation arrangement will not exceed the following limitations ("insiders" and "associates" having the meaning ascribed to those terms under the stock option policy issued by the TSE, as revised):

        (a) 10% of the issued shares of the Company outstanding from time to time (on a non-diluted basis) (the "Outstanding Issue");

        (b) 10% of the Outstanding Issue within a one-year period, excluding shares issued pursuant to options granted under the Plan, or otherwise, within the one-year period preceding a proposed reservation of shares for issuance (the "One Year Exercised Options"); and

        (c) 5% of the Outstanding Issue to any one insider and such insider's associates within a one-year period, excluding the One Year Exercised Options.

         The exercise price for an option issued under the Plan is determined by the Committee at the time of the granting and may not be less than the closing price of the common shares of the Company quoted on the TSE on the trading day preceding the date on which an option is granted. An option is exercisable:

                    (i) in the case of an optionee who is a member of the Board of Directors and has not been an employee or officer of the Company within one year preceding the date of grant, within one year after the date the option is granted,

                   (ii) in the case of all other optionees, within one year after the date the option is granted as to 25% of the option and at the end of each calendar quarter thereafter for the next 36 months as to 6.25% per quarter, and

                  (iii) for a maximum period of 10 years from the date of granting, subject to earlier termination if the optionee ceases for any reason to be a director or employee of the Company or its subsidiaries.

         Under the Plan, an optionee, at the sole discretion of the Committee, may elect to surrender his right to purchase shares of common stock of the Company pursuant to his or her option, in consideration of payment in cash or shares of common stock, or a combination thereof ("Stock Appreciation Right" or "SAR"), equal in value to the difference if any, after deducting the aggregate option price of his or her shares under option from an average of the daily high and low board lot trading prices of the Company's shares quoted on the TSE at the close of business on the five trading days immediately preceding the day of such surrender. The term of a SAR may not exceed, nor be exercised earlier than, the original option term. The Committee has sole discretion to consent to or to disapprove the election of an optionee to receive cash in full or partial settlement of a SAR. No SARs have been granted to date.

         Options on 469,715 shares are exercisable on or before November 19, 2001 at the price of $0.25 per share. Options on 17,700 shares at $1.15 per share are exercisable at various dates starting March 1993 and expiring on or before August 17, 2002. Options on 57,500 shares at $1.18 per share expire on or before March 29, 2003. Options on 394,000 shares at $1.18 per share are exercisable on or before November 8, 2003. Options on 75,000 shares at $1.18 per share are exercisable on or before February 26, 2004. Options on 489,500 shares at $1.18 per share are exercisable on or before November 18, 2004. Options on 121,000 shares at $1.18 are exercisable on or before September 28, 2005. Options on 364,000 shares are exercisable on or before January 31, 2006 at $.80 per share.

         As of June 30, 1996, outstanding options held by directors and senior officers of the Company were held individually as follows:


                                 SHARES UNDER OPTION         SHARES UNDER OPTION          SHARES UNDER OPTION
          OPTIONEE               AT $0.25 PER SHARE          AT $1.18 PER SHARE            AT $.80 PER SHARE

   Grant Russell                        175,000                     100,000
   K. Michael Cooper                      --                        200,000
   Dennis Scott-Jackson                 100,000                      25,000
   N. John Campbell                       --                        100,000
   Carlton H. Baab                        --                        100,000

   Eddy Pasatiempo                        --                         --                          125,000
   Scott Smyth                            --                         60,000                       40,000


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         None.

                                     PART II

ITEM 14.

         Not applicable.

                                    PART III

ITEM 15. DEFAULTS ON SENIOR SECURITIES

         Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         The authorized share capital of the Company was increased from 20,000,000 shares to 50,000,000 shares in fiscal 1994.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         See Item 19 below for Financial Statements filed as a part of this annual report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (A)      FINANCIAL STATEMENTS

                  1. Auditors' Report to the Shareholders

                  2. Consolidated Balance Sheets

                  3. Consolidated Statements of Earnings and Deficit

                  4. Consolidated Statements of Changes in Financial Position

                  5. Notes to Consolidated Financial Statements

                  6. Financial Statement Schedules

         (B)      EXHIBITS

                  10.1 Advanced Gravis Computer Technology Ltd. Directors', Officers', and Employees' Stock Option Plan

                  10.2 Warehouse Lease between Marine Way Estates LTD and Advanced Gravis Computer Technology Ltd. dated March 1, 1995

                                                SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

         Dated:  July 30, 1996         ADVANCED GRAVIS COMPUTER
                                         TECHNOLOGY LTD.

                                       By  /s/ K. Michael Cooper
                                       ----------------------------------------
                                       K. Michael Cooper
                                       President and Chief Executive Officer

                          INDEX TO FINANCIAL STATEMENTS

                                                                   Page

AUDITORS' REPORT TO THE SHAREHOLDERS............................... F-1

CONSOLIDATED BALANCE SHEETS AS AT JANUARY 31, 1996 AND 1995 ....... F-2

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT FOR

       THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994............. F-3

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

       FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994......... F-4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS

       ENDED JANUARY 31, 1996, 1995 AND 1994....................... F-5

SCHEDULES TO FINANCIAL STATEMENTS.................................. F-21

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.

We have audited the consolidated balance sheets of Advanced Gravis Computer Technology Ltd. as at January 31, 1996 and 1995 and the consolidated statements of loss and deficit and changes in financial position for the years ended January 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 1996 and 1995 and the results of its operations and the changes in its financial position for the years ended January 31, 1996, 1995 and 1994 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.



COOPERS & LYBRAND
- - - ---------------------

Vancouver, B.C., Canada
May 03, 1996 (except notes 1, 9, 11 and 20 which are as at June 13, 1996)


COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern for a reasonable period of time, such as that referred to in note 1 to the consolidated financial statements. Our report dated May 3, 1996, except as to notes 1, 9, 11 and 20, which are as at June 13, 1996, is expressed in accordance with Canadian reporting standards which do not permit a reference to such going concern doubts in the auditors' report when such matter is adequately disclosed in the consolidated financial statements.


COOPERS & LYBRAND
- - - ---------------------

Vancouver B.C.
May 03, 1996 (except notes 1, 9, 11 and 20 which are as at June 13, 1996)




- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31, 1996 AND 1995
(Expressed in Canadian dollars)


                                                         -------------------------------
                                                             1996                1995
                                                         -------------------------------

ASSETS
CURRENT ASSETS
Cash                                                     $    247,514        $   385,411
Accounts receivable (note 4)                                7,781,478          9,205,464
Inventories (note 5)                                        7,184,261         10,422,355
Prepaid expenses                                               57,795            131,201
                                                         -------------------------------
                                                           15,271,048         20,144,431

FIXED ASSETS (note 6)                                       2,215,037          2,807,173

INTELLECTUAL PROPERTY (note 7)                              2,423,886          2,771,195

DEFERRED DEVELOPMENT COSTS (note 8)                           886,284          1,770,474
                                                         -------------------------------
                                                         $ 20,796,255        $27,493,273
                                                         ===============================
LIABILITIES

CURRENT LIABILITIES
Bank indebtedness (note 9)                               $  3,250,000        $ 4,241,081
Accounts payable and accrued liabilities (note 10)         10,575,833          9,235,879
Current portion of long-term debt (note 11)                 1,055,638            560,235
Provisions for restructuring (note 18)                        679,440
Provision for settlement of litigation (note 20)              813,380
                                                         -------------------------------
                                                           16,374,291         14,037,195
LONG-TERM DEBT (note 11)                                      275,676          1,182,135
                                                         -------------------------------
                                                           16,649,967         15,219,330
                                                         -------------------------------
SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 12)
Authorized -
50,000,000 common shares without par value
(1995 - 50,000,000)
Issued -
18,558,857 (1995 - 18,465,307)                             17,614,933         17,591,545
Commitment to issue shares (note 20)                          400,000
                                                         -------------------------------
                                                           18,014,933         17,591,545
DEFICIT                                                   (13,868,645)        (5,317,602)
                                                         -------------------------------
                                                            4,146,288         12,273,943
                                                         -------------------------------
                                                         $ 20,796,255        $27,493,273
                                                         ===============================

APPROVED BY THE DIRECTORS
                                               NATURE OF OPERATIONS     (note 1)
                            CERTAIN SIGNIFICANT ESTIMATES AND RISKS     (note 3)
                                                        COMMITMENTS    (note 16)
                                                      CONTINGENCIES    (note 20)



/s/ ?????????
- - - -------------------------
Director


/s/ ???????????
- - - -------------------------
Director

The accompanying notes are an integral part of these consolidated financial statements.


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)


                                                 --------------------------------------------------
                                                     1996                1995               1994
                                                 --------------------------------------------------
SALES                                            $ 42,570,941        $43,572,279        $23,675,496

COST OF SALES                                      34,599,377         32,811,869         17,397,788
                                                 --------------------------------------------------

GROSS PROFIT                                        7,971,564         10,760,410          6,277,708
                                                 --------------------------------------------------

EXPENSES
Selling                                             6,447,879          6,439,792          3,379,375
General and administrative                          3,519,978          2,043,840          1,814,237
Research and development                            1,528,075          1,361,072            726,731
Depreciation                                        1,051,439            531,876            305,547
Amortization of intellectual property                 382,704            405,097             26,757
Amortization of deferred development costs            884,190            663,540            594,681
Interest                                              430,972            183,472             77,294
Interest on long-term debt                             96,617             84,607            100,320
Loss on sale of fixed and other assets                    333              3,264             29,707
Restructuring costs (note 18)                         967,040
Settlement of litigation (note 20)                  1,213,380
                                                 --------------------------------------------------

                                                   16,522,607         11,716,560          7,054,649
                                                 --------------------------------------------------

LOSS FOR THE YEAR                                  (8,551,043)          (956,150)          (776,941)

DEFICIT - BEGINNING OF YEAR                        (5,317,602)        (4,361,452)        (3,584,511)
                                                 --------------------------------------------------

DEFICIT - END OF YEAR                            $(13,868,645)       $(5,317,602)       $(4,361,452)
                                                 ==================================================

LOSS PER SHARE (NOTE 15)                         $      (0.46)       $     (0.05)       $     (0.05)
                                                 ==================================================




The accompanying notes are an integral part of these consolidated financial statements.


- - - --------------------------------------------------------------------------------
                                                                             F-3

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)


                                                   ----------------------------------------------
                                                       1996             1995             1994
                                                   ----------------------------------------------
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Loss for the year                                  $ (8,551,043)    $   (956,150)    $   (776,941)
Items not affecting cash -
  Depreciation                                        1,051,439          531,876          305,547
  Amortization of intellectual property                 382,704          405,097           26,757
  Amortization of deferred development costs            884,190          663,540          594,681
  Restructuring costs                                   421,600
  Loss on sale of fixed assets and other assets             333            3,264           29,707
                                                   ----------------------------------------------

                                                     (5,810,777)         647,627          179,751

Operating working capital changes (note 19)           7,568,260       (2,011,794)      (4,844,491)
                                                   ----------------------------------------------

                                                      1,757,483       (1,364,167)      (4,664,740)
                                                   ----------------------------------------------

FINANCING ACTIVITIES
Long-term debt                                         (411,056)         415,440          549,821
Issue of common shares                                   23,388        3,146,761       10,198,404
Commitment to issue shares                              400,000
Conversion of long-term debt to common shares                                          (2,340,000)
Decrease in amounts due to shareholder                                                   (555,225)
Deferred finance fees                                                                      60,871
                                                   ----------------------------------------------

                                                         12,332        3,562,201        7,913,871
                                                   ----------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposal of fixed assets
and other assets                                          2,049            3,151           19,501
Purchase of fixed assets                               (883,285)      (1,339,408)      (1,540,505)
Intellectual property                                   (35,395)      (3,132,662)         (10,588)
Deferred development costs                                              (961,741)      (1,087,216)
                                                   ----------------------------------------------

                                                       (916,631)      (5,430,660)      (2,618,808)
                                                   ----------------------------------------------

INCREASE (DECREASE) IN CASH                             853,184       (3,232,626)         630,323

NET BANK INDEBTEDNESS -
      Cash                                              385,411          476,956           59,249
      Operating line of credit                       (4,241,081)      (1,100,000)      (1,312,616)
                                                   ----------------------------------------------

BEGINNING OF YEAR                                    (3,855,670)        (623,044)      (1,253,367)
                                                   ----------------------------------------------

NET BANK INDEBTEDNESS -
      Cash                                              247,514          385,411          476,956
      Operating line of credit                       (3,250,000)      (4,241,081)      (1,100,000)
                                                   ----------------------------------------------

END OF YEAR                                        $ (3,002,486)    $ (3,855,670)    $   (623,044)
                                                   ==============================================

The accompanying notes are an integral part of these consolidated financial statements.

- - - --------------------------------------------------------------------------------
                                                                             F-4

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

1.       NATURE OF OPERATIONS AND GOING CONCERN

         (a)      NATURE OF OPERATIONS

                  Advanced Gravis Computer Technology Ltd. (the Company) is engaged in manufacturing and distributing computer peripherals, input devices and sound cards. The principal markets for the Company's products are North America and Europe.

         (b)      GOING CONCERN

                  These consolidated financial statements have been prepared on a going concern basis.

                  The Company has experienced significant recurring operating losses. At January 31, 1996, there was an accumulated deficit of $13,868,645 and a working capital deficiency of $1,103,243. Certain risks and uncertainties affecting the Company's operations are set out in notes 3 and 20.

                  The Company has an operating line of credit with a major bank, repayable on demand, of $4,500,000 which expired on May 15, 1996 (see note 9). Although the Company has been in default of its covenant, the bank has extended the line of credit to August 2, 1996 by which time the total credit facility will be reduced to $4,150,000. The bank has given conditional assurance that the facility may be extended to November 30, 1996 in the event that additional investment funds of $2,000,000 are secured. At June 13, 1996, the Company has not successfully negotiated a replacement source of funds or additional capital.

                  The Company also has a term loan with the Government of Canada
                  - Western Economic Diversification Program (see note 11). At January 31, 1996, the Company was in arrears of repayments and in default of the terms, rendering the full outstanding balance of $678,464 repayable on demand. In April 1996, the Company successfully re-negotiated the terms but since that date has fallen into arrears as to repayment and is now in default. Accordingly, this amount is now repayable on demand.

                  These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used, that would be necessary if the going concern assumption were not valid. Management is rigorously seeking the required financing. Accordingly, management is of the opinion that the going concern assumption is valid. However, there can be no assurance that financing will be available and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations in the event that adequate financing is not found.

2.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                  These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada, which, as explained in note 21, are different in certain respects from those in the United States.

         (b)      PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Advanced Gravis Computer Technology (U.S.) Inc., a Wyoming corporation, which is not yet active; Abaton Resources Inc., an inactive Washington state corporation and a Dutch subsidiary company, Gravis Europe B.V.


- - - --------------------------------------------------------------------------------
                                                                             F-5

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (c)      RESEARCH, DEVELOPMENT AND ENGINEERING COSTS

                  Research, development, and engineering costs, including computer software costs relating to software products, are expensed in the year incurred except where, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects. In this case, the expenditures are capitalized as deferred development costs and amortized over the estimated period of production to a maximum of five years from the date the related product sales commence. All costs included in deferred development costs are external. Costs relating to abandoned projects are written off in the year of abandonment.

         (d)      INVENTORIES

                  Inventories are recorded as follows:

                        Raw materials     -  at lower of cost (first-in,
                                             first-out) and replacement cost
                        Work in progress  -  at lower of cost (first-in,
                                             first-out) and net realizable value
                        Finished goods    -  at lower of cost (first-in,
                                             first-out) and net realizable value

         (e)      FIXED ASSETS

                  The Company records its fixed assets, including assets under capital lease, at cost and depreciation is calculated on a straight-line basis over five years.

         (f)      INTELLECTUAL PROPERTY

                  The Company defers costs relating to the filing of patents and the acquisition of licenses, trademarks and technology. These costs are amortized against income on a straight-line basis over five to ten years. Costs relating to abandoned patent applications are written off in the year of abandonment.

         (g)      FOREIGN CURRENCY TRANSLATION

                  Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rates of exchange. Non-monetary assets are translated at the historical rate of exchange in effect at the date of the transaction. Revenues and expenses are translated at average exchange rates or at the rate of exchange in effect at the date of the transaction, if identifiable. All exchange gains or losses are recognized in earnings or loss.

- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)


3.       CERTAIN SIGNIFICANT ESTIMATES AND RISKS

         (a)      USE OF ESTIMATES

                  The preparation of financial statements in conforming with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

         (b)      CERTAIN SIGNIFICANT ESTIMATES

                  The Company has made certain significant estimates which are set out below. It is reasonably possible that the estimates will change in the near term due to future confirming events and that the effect of such change could be material to the consolidated financial statements.

                  i) The Company manufactures peripheral equipment for the retail computer industry and as such its products are subject to rapid technological obsolesence. The Company has made provisions against currently known slow-moving and obsolete inventory (see note 5).

                  ii) The Company defers the cost of acquiring its sound card technology and amortizes this cost over an estimated period of 100 months against anticipated revenues from the sale of that product. This technology is included in Intellectual Property at January 31, 1996 at a net book value of $2,372,568.

                  iii) The Company has plans to restructure its manufacturing and assembly operations and has made provisions for costs relating to that restructuring (see note 18).

         (c)      CERTAIN CONCENTRATION OF RISKS

                  i) A significant part of the cost of goods represents purchases from one supplier in China, which manufactures sub-assemblies and finished products. While the Company owns the tooling used by the supplier and there are other sources of supply, a change in supplier could materially disrupt the ongoing operations of the Company.

                  ii) The Company's only activity is the manufacture and sale of peripherals to the computer industry. While the Company has many years of experience and brand recognition in its products, the industry is highly competitive and subject to rapid technological progress and obsolesence. Consequently, the Company must continually anticipate and adapt its products to emerging software platforms and evolving consumer preferences. The introduction of new platforms and technologies can render existing products obsolete and unmarketable.


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

4.       ACCOUNTS RECEIVABLE

                                          1996           1995
                                      ---------------------------
         Trade accounts receivable    $ 7,876,785     $ 9,482,278
         Less: Allowances                 (95,307)       (276,814)
                                      ---------------------------

                                      $ 7,781,478     $ 9,205,464
                                      ===========================

5.       INVENTORIES

                                      --------------------------
                                          1996           1995
                                      --------------------------
        Raw materials                 $ 2,870,017    $ 6,450,894
        Work in progress                  624,159        462,636
        Finished goods                  3,690,085      3,508,825
                                      --------------------------

                                      $ 7,184,261    $10,422,355
                                      ==========================

         The Company has provided for $1,940,417 (1995 - $736,474) against slow-moving and obsolete inventory as a charge to Cost of Sales during the year.

         In addition, included in Accrued Liabilities, is a further provision of $850,313 (1995 - $nil) which has been made against purchase commitments of products that have been either superseded or discontinued.

6.       FIXED ASSETS

                                            --------------------------------------
                                               1996
                                            --------------------------------------

                                               Cost       Accumulated    Net Book
                                                         Depreciation    Value
         Computer equipment and software    $1,008,122    $  522,992    $  485,130
         Office furniture and equipment      1,521,456       828,278       693,178
         Manufacturing equipment             2,538,603     1,595,607       942,996
         Trade show equipment                  215,729       121,996        93,733
                                            --------------------------------------

                                            $5,283,910    $3,068,873    $2,215,037
                                            ======================================


                                            --------------------------------------
                                               1995
                                            --------------------------------------

                                               Cost       Accumulated    Net Book
                                                         Depreciation    Value
         Computer equipment and software    $  879,106    $  379,349    $  499,757
         Office furniture and equipment      1,402,120       367,301     1,034,819
         Manufacturing equipment             1,908,772       757,809     1,150,963
         Trade show equipment                  210,626        88,992       121,634
                                            --------------------------------------

                                            $4,400,624    $1,593,451    $2,807,173
                                            ======================================

         Included in office furniture and equipment are assets under capital lease of $869,880 (1995 -$846,769) with accumulated depreciation of $394,621 (1995 - $157,242).

- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)


7.       INTELLECTUAL PROPERTY

                                    --------------------------------------
                                       1996
                                    --------------------------------------

                                       Cost      Accumulated     Net Book
                                                 Amortization    Value
         Licenses and technology    $3,120,414    $  747,846    $2,372,568
         Patents                        74,919        45,139        29,780
         Trademarks                     41,092        19,554        21,538
                                    --------------------------------------

                                    $3,236,425    $  812,539    $2,423,886
                                    ======================================


                                    --------------------------------------
                                       1995
                                    --------------------------------------

                                       Cost       Accumulated    Net Book
                                                 Amortization    Value
         Licenses and technology    $3,120,414    $  373,782    $2,746,632
         Patents                        48,976        41,758         7,218
         Trademarks                     31,640        14,295        17,345
                                    --------------------------------------

                                    $3,201,030    $  429,835    $2,771,195
                                    ======================================

8.       DEFERRED DEVELOPMENT COSTS

                                    --------------------------------------
                                       1996
                                    --------------------------------------

                                       Cost      Accumulated     Net Book
                                                 Amortization    Value

         Product development        $3,135,293    $2,295,290    $  840,003
         Computer software costs       109,744        63,463        46,281
                                    --------------------------------------

                                    $3,245,037    $2,358,753    $  886,284
                                    ======================================


                                    --------------------------------------
                                       1995
                                    --------------------------------------

                                       Cost      Accumulated     Net Book
                                                 Amortization    Value
         Product development        $3,135,293    $1,423,672    $1,711,621
         Computer software costs       109,744        50,891        58,853
                                    --------------------------------------

                                    $3,245,037    $1,474,563    $1,770,474
                                    ======================================


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)


9.       BANK INDEBTEDNESS

                                      ---------------------------
                                         1996             1995
                                      ---------------------------
         Operating line of credit     $3,250,000       $4,241,081
                                      ===========================

         As at January 31, 1996, out of a total facility of $4,500,000 Cdn. or equivalent (1995 - $4,500,000), the Company had drawn down $3,250,000 (1995 - $4,241,081). An assignment of accounts receivable and inventories, and a registered floating charge debenture for $2,500,000, being a first charge on all assets of the Company, have been pledged as collateral for the operating line. Interest on the operating line is calculated at prime rate plus 2% for Canadian-dollar-denominated balances and at the U.S. base rate of the bank plus 2% for U.S.-dollar-denominated balances. The line provides for restrictions on the ratio of maximum specified debt to tangible net worth. The Company did not maintain these restrictions as at January 31, 1996. The bank is aware of this default and has not taken any action other than that which is disclosed in note 1.

10.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                   --------------------------
                                      1996           1995
                                   --------------------------
         Trade accounts payable    $ 6,786,431    $ 7,608,126
         Accrued liabilities         3,789,402      1,627,753
                                   --------------------------

                                   $10,575,833    $ 9,235,879
                                   ==========================

11.      LONG-TERM DEBT

                                                      ---------------------------
                                                         1996            1995
                                                      ---------------------------

         Government of Canada                         $   678,464     $   875,000
         Obligation under capital leases (note 16)        652,850         867,370
                                                      ---------------------------

                                                        1,331,314       1,742,370

         Less:  Current portion                        (1,055,638)       (560,235)
                                                      ---------------------------

                                                      $   275,676     $ 1,182,135
                                                      ===========================

         The amount due to the Government of Canada is unsecured, interest-free, and repayable in 16 equal quarterly installments commencing August 01, 1994. The Company was in default during the year ended January 31, 1996 as a result of repayments falling into arrears. The Company has since successfully negotiated a revised repayment schedule of 11 unequal repayments totaling $625,000 commencing August 1, 1996 and terminating on February 1, 1999 and one payment due May 1, 1996 of $53,464. All other terms remain the same. The Company has since fallen into arrears and is in default of the revised terms. In accordance with generally accepted accounting principles, the full amount has been reclassified as current.

         The Company may not issue dividends without the prior written consent of the Minister of Western Economic Diversification until all repayment installments have been made.

- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995, 1994
(Expressed in Canadian dollars)



12.      SHARE CAPITAL


                                                                    Number of
                                                                    shares            Amount
                                                                  -----------------------------
         (a)      AUTHORIZED -
                  50,000,000 common shares
                  without par value (see note 12(h))

                  Issued -

                  Balance - January 31, 1993                       9,467,470        $ 4,246,380

                  Issued during the year -
                     For conversion of debt:
                     - at $0.56 per share (note 12(f))             1,500,000            840,000
                     - at $1.10 per share (note 12(f))             1,363,637          1,500,000
                     For share purchase and special
                     warrants exercised:
                     - at $0.70 per share (note 12(f))             1,500,000          1,050,000
                     - at $1.10 per share (note 12(f))             1,363,637          1,500,000
                     Less:  Share issue costs                                           (93,235)
                     - at $2.90 per share (note 12(g))             2,000,000          5,800,000
                     Less:  Share issue costs                                          (617,530)
                     - at $2.90 per share                            100,000            190,000
                     Director and employee stock
                     options exercised for cash:
                     - at $0.25 per share                             83,095             20,774
                     - at $1.15 per share                              7,300              8,395
                                                                  -----------------------------

                   Balance - January 31, 1994                     17,385,139         14,444,784

                   Issued during the year -
                     Director and employee stock
                     options exercised for cash:
                     - at $0.25 per share                             50,480             12,620
                     - at $1.15 per share                             29,688             34,141

                     For acquisition of the UltraSound
                     PC sound card technology (note 12(b))         1,000,000          3,100,000
                                                                  -----------------------------

                   Balance - January 31, 1995                     18,465,307         17,591,545

                   Issued during the year -
                     Director and employee stock
                     options exercised for cash:
                     - at $0.25 per share                             93,550             23,388
                                                                  -----------------------------

                   Balance - January 31, 1996                     18,558,857        $17,614,933
                                                                  =============================


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995, 1994
(Expressed in Canadian dollars)


12.      SHARE CAPITAL (continued)

         (b)      SHARE ISSUE

                  On February 7, 1994, the Company issued 1,000,000 shares valued at $3,100,000 for the acquisition of the technology related to the UltraSound PC sound card from Forte Technologies, Inc. (Forte). The technology was previously utilized through a licensing agreement with Forte. At January 31, 1995, 300,000 of the shares were held in escrow in accordance with the purchase agreement. The escrow restrictions provided that the shares could not be traded in, or dealt with, in any manner whatsoever. During 1995, these shares were released from escrow.

                  The Company also signed a ten-year development and royalty agreement to exclusively license major portions of its UltraSound PC sound card technology to Advanced Micro Devices, Inc.

         (c)      DIRECTOR AND EMPLOYEE STOCK OPTIONS

                  The following were outstanding at the respective year ends:

                                                      Number of options
                                                      -------------------------------------
                                                        1996           1995           1994
                                                      -------------------------------------
                  Exercisable at $0.25 on or before
                    November 19, 2001                   465,715      558,675        558,675
                  Exercisable at $1.15 on or before
                    August 17, 2002                      19,700       19,700         94,700
                  Exercisable at $1.18 on or before
                    March 29, 2003                       57,500       93,000         98,000
                  Exercisable at $1.18 on or before
                    November 08, 2003                   394,000      419,000        419,000
                  Exercisable at $1.18 on or before
                    February 26, 2004                    75,000       75,000
                  Exercisable at $1.18 on or before
                    November 18, 2004                   489,500      537,500
                  Exercisable at $1.18 on or before
                    September 28, 2005                  114,000
                  Exercisable at $0.80 on or before
                    January 31, 2006                    364,000
                                                      -------------------------------------
                                                      1,979,415    1,702,875      1,170,375
                                                      =====================================


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995, 1994
(Expressed in Canadian dollars)

12.      SHARE CAPITAL (continued)



         (d)      SHARE PURCHASE WARRANTS

                                                  Number of warrants
                                                  ------------------------------
                                                    1996      1995          1994
                                                  ------------------------------
         Exercisable at $2.20 on or before
           December 26, 1994                                              68,182
         Exercisable at $2.90 on or after
           October 13, 1993 and on or
           before October 12, 1995 (note 12(g))            100,000       100,000
                                                  ------------------------------
                                                    Nil    100,000       168,182
                                                  ==============================

         (e)      SHARES HELD IN ESCROW

                  At January 31, 1994, 515,624 shares (1993 - 687,499 shares)
                  were held in escrow subject to the direction or determination of the Vancouver Stock Exchange (VSE). The escrow restrictions provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or escrow holder make any transfer or record any tradings of the shares without prior consent of the VSE while the shares of the Company are listed on the VSE. During the year ended January 31, 1995, all of these escrow shares were released (see also note 12(b)).

         (f) During the year ended January 31, 1994, debentures of $840,000 and $1,500,000 were converted into 2,863,637 common shares at a conversion price of $0.56 per common share and $1.10 per common share, respectively.

                  Attached to the $840,000 debenture and the $1,500,000 debenture were 1,500,000 and 1,363,637 special warrants which were exercised at a price of $0.70 per share and $1.10 per share respectively, for the issuance of 2,863,637 common shares.

         (g) During the year ended January 31, 1994, 2,000,000 common shares were issued on the exercise of 2,000,000 previously issued special warrants. The special warrants were sold for total proceeds of $5,800,000. In addition, warrants were issued to the agent for the offering for the purchase of up to 100,000 common shares of the Company. During the year ended January 31, 1996 these warrants expired unexercised.

         (h) On August 16, 1993, the authorized capital of the Company was increased from 20,000,000 common shares without par value to50,000,000 common shares without par value.


- - - --------------------------------------------------------------------------------
                                                                            F-13

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995, 1994
(Expressed in Canadian dollars)


13.      EXPORT SALES

         The Company operates primarily in the computer accessory products industry. The Company's net sales by major geographical location were:

                           ----------------------------------------------
                               1996              1995             1994
                           ----------------------------------------------
         United States     $23,678,328       $24,202,730      $12,761,943
         Europe             12,656,552        11,726,939        7,368,787
         Other               2,930,458         3,514,372          705,672
         Canada              3,305,603         4,128,238        2,839,094
                           ----------------------------------------------

                           $42,570,941       $43,572,279      $23,675,496
                           ==============================================


         All of the Company's assets, except for certain finished goods inventories (U.S. and Europe) and manufacturing tooling (China), are situated in Canada.

14.      FUTURE INCOME TAXES

         The Company estimates that it has future tax benefits, which have not been recognized in the accounts, as follows:

         (a) The Company has estimated the total amount of losses for income tax purposes for the years ended January 31, 1995 and 1996 to be $3,000,000. The Company has not yet filed its fiscal 1995 and 1996 returns.

                  At January 31, 1994, accumulated losses for income tax purposes were $40,227. These losses may be carried forward and used to reduce taxable income in future years and expire in 1999.

         (b) The Company has filed claims under the federal Scientific Research and Experimental Development (SR&ED) program under the Income Tax Act in the amount of $3,513,485 for taxation years to January 31, 1994. Claims for fiscal 1995 and 1996 are estimated to be $2,200,000 but have not yet been filed with Revenue Canada.

                  The claims have the effect of reducing the amount of loss carryforwards otherwise available. The amount of the claims is added to a pool of SR&ED expenditures which, barring a change in control, can be carried forward indefinitely and applied to reduce taxable income in future years.

                  The amount of loss carryforwards shown in (a) above are net of the SR&ED claim.

         (c) The Company has Canadian Exploration Expenses of approximately $200,000 for taxation years to January 31, 1993. These amounts are available to reduce future taxable income.

         (d) The Company has filed claims for federal investment tax credits in the amount of $871,461 for taxation years to January 31, 1994. These claims are available to reduce federal taxes payable over a ten year period.


- - - --------------------------------------------------------------------------------
                                                                            F-14

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

15.      LOSS PER SHARE

         Loss per share is calculated using the weighted average number of shares outstanding during the year of 18,490,334 (1995 - 18,373,318; 1994 - 14,661,765). The assumed exercise of all options and warrants would not be dilutive and has not been disclosed.

16.      COMMITMENTS

         (a) At January 31, 1996, the Company is committed to lease payments as follows:

                                                               Capital          Operating
                                                            lease payments    lease payments
                                                            --------------------------------
                  1997                                      $ 420,528          $  535,908
                  1998                                        235,218             475,833
                  1999                                         67,495              78,148
                  2000                                          6,769
                                                             ----------------------------
                  Total minimum lease payments                738,010          $1,089,889
                                                                               ==========

                  Less:  Amount representing interest at
                  rates varying between 9% and 21%            (85,160)
                                                            ---------
                                                              652,850
                  Less:  Current portion                     (377,174)
                                                            ---------

                  Obligations under capital lease           $ 275,676
                                                            =========

                  Rent expense for the years ended January 31, 1996, 1995, and 1994 was $321,246, $324,361, and $185,912, respectively.

         (b) At January 31, 1996, the Company has committed to unfulfilled purchase orders amounting to $4,603,770 from its principal supplier in China. Some of the products included in these orders are expected to be either superseded or discontinued and have been fully provided for (see note 5).

17.      RELATED PARTY TRANSACTIONS

         During the year ended January 31, 1996:

         (a)      an amount of $nil (1995 - $108,456; 1994 - $880,043) in
                  commissions was paid to Logitech International S.A. (Logitech) on sales made on behalf of the Company.

         (b) interest paid by the Company to Logitech on the note payable and long-term debt totaled $nil (1995 - $ nil; 1994 - $72,521).

         (c) the Company also made sales of $nil (1995 - $nil; 1994 - $1,187,025) to Logitech. These sales were made in the United States under substantially the same terms and conditions as sales to non-related parties. At January 31, 1996, a balance of $nil (1995 - $nil; 1994 - $573,217) was included with accounts receivable and a balance of $nil (1995 - $nil; 1994 -$260,187) was included with accounts payable.

         Logitech owned 10.4% of the Company until the year ended January 31, 1995, during which it reduced its share holding to nil.


- - - --------------------------------------------------------------------------------
                                                                            F-15

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

18.      RESTRUCTURING COSTS

         In fiscal 1996, the Company approved a plan to migrate gradually manufacturing activities during fiscal 1997. The Company has provided an amount of $967,040 for transition costs which comprise certain fixed costs, fixed asset write downs and other rationalization costs.

19.      ANALYSIS OF CHANGES IN OPERATING WORKING CAPITAL

                                                                       ------------------------------------------
                                                                           1996           1995            1994
                                                                       ------------------------------------------
                           Accounts receivable                         $ 1,423,986    $(2,083,618)    $(3,227,782)
                           Inventories                                   3,238,094     (5,014,095)     (2,574,416)
                           Prepaid expenses                                 73,406         54,116        (107,192)
                           Accounts payable and accrued liabilities      1,339,954      5,031,803       1,064,899
                           Provisions                                    1,492,820
                                                                       ------------------------------------------

                                                                       $ 7,568,260    $(2,011,794)    $(4,844,491)
                                                                       ==========================================

20.      CONTINGENCIES

         (a) During fiscal 1995, the Company received a US$20 million claim for copyright and trademark infringement from Focal Point 3D Audio. The claim was voluntarily discontinued and moved to binding arbitration during fiscal 1996, when the arbitrator declined all the claims of Focal Point 3D Audio except for one for which it was awarded US$419,000. Focal Point 3D Audio subsequently refiled the US$20 million claim against Gravis and management was successful in obtaining an out-of-court settlement for which the Company has fully provided as follows:

                           Cash payments                                 $  622,349
                           1,000,000 common shares at $0.40 per share       400,000
                           Other costs                                      191,031
                                                                         ----------

                                                                         $1,213,380
                                                                         ==========


         (b) In 1994, the Company received notice of claim that one of its products infringed on a recent U.S. patent. In the Company's view, the alleged claim is without substance and the ultimate outcome is not determinable. There has been no activity in connection with this claim since 1994 and management believes the matter will not be pursued.


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

21. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES

         (a) The material differences between accounting principles in Canada and the United States pertain to the Company's treatment of the following items:

                  DEVELOPMENT COSTS

                  Development costs that meet the criteria established by the Canadian Institute of Chartered Accountants are deferred to the extent that their recovery can reasonably be regarded as assured, until the processes to which they relate reach commercial production, at which time they are amortized over the estimated period of production, or until the project is sold or abandoned, at which time the costs are written off. Under U.S. accounting principles, development costs, except those relating to the cost of development of computer software to be marketed and sold, must be expensed as incurred.

                  STATEMENTS OF CASH FLOWS

                  The U.S. statement of cash flows differs from the Canadian statement of changes in financial position in that the U.S. statement requires separate disclosure of non-cash transactions and disclosure of interest and taxes actually paid.

                  INCOME TAXES

                  The Financial Accounting Standards Board Statement No. 109 (FAS 109), which requires a change from the deferred method to the liability method of accounting for income taxes, has no impact on these consolidated financial statements as any deferred tax charge recognized would be offset by a valuation allowance.

                  ESCROWED SHARES

                  On the transfer of the original joystick technology to the Company, certain shares were issued at a nominal price and held in escrow. In 1995, 515,624 shares were released from escrow. Under U.S. generally accepted accounting principles, the difference between the issue price and the fair market value at the date of release from escrow must be treated as compensation expense.

                  FAIR VALUE OF FINANCIAL INSTRUMENTS

                  U.S. GAAP requires the disclosure of the fair value of financial instruments as presented below. Such fair value estimates are made on the balance sheet dates based on relevant market information and the nature of terms of the financial instruments.

                  The following method and assumption were used to estimate the fair value of each class of financial instruments:

                        The historical cost carrying amount of receivables and payables subject to normal trade credit terms approximates fair value. Cash and other deposits are recorded at their face value plus accrued interest.

                        Fair value approximates the amounts reflected in the consolidated financial statements for the following balances: cash, accounts receivable and accounts payable.

                  STOCK COMPENSATION

                  The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," which became effective for fiscal years beginning after December 15, 1995. The Company has not determined the effect of this statement on the current or prior years' consolidated financial statements.


- - - --------------------------------------------------------------------------------
                                                                            F-17

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

21. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES (continued)

         (b) Loss and deficit as determined under U.S. generally accepted accounting principles are as follows:

                                             ----------------------------------------------
                                                 1996             1995             1994
                                             ----------------------------------------------
         Deficit - beginning of year
         as determined under U.S.
         accounting principles               $ (8,962,890)    $ (6,643,732)    $ (4,458,269)
                                             ----------------------------------------------

         Loss for the year
         determined under Canadian
         accounting principles                 (8,551,043)        (956,150)        (776,941)

         Compensation expense due to
         release of shares from escrow                Nil       (1,057,030)        (859,375)

         Adjustment due to write-
         off of development costs                     Nil         (955,250)      (1,047,932)

         Amortization of deferred
         development costs                        892,830          649,272          498,785

         Restructuring provision                  385,500
                                             ----------------------------------------------

         Loss for the year
         as determined under U.S.
         accounting principles                 (7,272,713)      (2,319,158)      (2,185,463)
                                             ----------------------------------------------

         Deficit - end of year as
         determined under U.S.
         accounting principles               $(16,235,603)    $ (8,962,890)    $ (6,643,732)
                                             ==============================================

         Primary loss per share (note 15)    $      (0.39)    $      (0.13)    $      (0.15)
                                             ==============================================

         Fully diluted earnings
         per share (note 15)                         $N/A             $N/A             $N/A
                                             ==============================================


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)

21. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES (continued)

         (c) Material effects of the different generally accepted accounting principles on the Company's balance sheets are as follows:

                                                     ----------------------------------------------
                                                         1996            1995              1994
                                                     ----------------------------------------------
                  DEFERRED DEVELOPMENT COSTS

                  As determined under
                  Canadian accounting
                  principles, net of
                  accumulated amortization of
                  $2,358,752 (1995 - $1,474,562;
                  1994 - $821,271)                   $    886,284     $  1,770,474     $  1,493,172

                  Deduct:  Costs written off
                  under U.S. GAAP                        (886,284)      (1,728,883)      (1,422,905)
                                                     ----------------------------------------------

                  As determined under U.S.
                  accounting principles                      $Nil     $     41,591     $     70,267
                                                     ==============================================

                  Total Assets
                  As determined under
                  Canadian accounting
                  principles                         $ 20,796,255     $ 27,493,273     $ 16,237,382

                  Deduct:  Deferred
                  development costs
                  written off                            (886,284)      (1,728,883)      (1,422,905)
                                                     ----------------------------------------------

                  As determined under U.S.
                  accounting principles              $ 19,909,971     $ 25,764,390     $ 14,814,477
                                                     ==============================================

                  Deficit
                  As determined under
                  Canadian accounting
                  principles                         $(13,868,645)    $ (5,317,602)    $ (4,361,452)
                                                     ==============================================

                  As determined under U.S.
                  accounting principles (see (b))    $(16,235,603)    $ (8,962,890)    $ (6,643,732)
                                                     ==============================================


- - - --------------------------------------------------------------------------------

ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994
(Expressed in Canadian dollars)


21. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES (continued)

         (d) Material effects of the different generally accepted accounting principles on the Company's statements of changes in financial position are as follows:

                                                                -------------------------------------------
                                                                   1996            1995            1994
                                                                -------------------------------------------
                  CASH PROVIDED FROM (USED FOR)
                  OPERATING ACTIVITIES
                  As determined under Canadian
                  accounting principles                         $ 1,757,483     $(1,364,167)    $(4,664,740)

                  Shares issued for settlement of litigation        400,000
                                                                -------------------------------------------
                  As determined under U.S.
                  accounting principles                         $ 2,157,483     $(1,364,167)    $(4,664,740)
                                                                ===========================================

                  FINANCING ACTIVITIES
                  As determined under Canadian
                  accounting principles                              12,332       3,562,201       7,913,871
                  Shares issued for licence                                      (3,100,000)
                  Shares issued for settlement of litigation       (400,000)
                  (Decrease) increase in
                  bank indebtedness                                (853,184)      3,232,626        (630,323)
                                                                -------------------------------------------

                  As determined under U.S.
                  accounting principles                         $(1,240,852)    $ 3,694,827     $ 7,283,548
                                                                ===========================================

                  INVESTING ACTIVITIES
                  As determined under Canadian
                  accounting principles                            (916,631)     (5,430,660)     (2,618,808)
                  Acquisition of licence
                  in exchange for shares                                          3,100,000
                  As determined under U.S.
                  accounting principles                            (916,631)     (2,330,660)     (2,618,808)
                                                                -------------------------------------------

                  Change in cash                                       $Nil            $Nil            $Nil
                                                                ===========================================

                  Taxes paid                                    $   108,616     $    11,976            $Nil
                                                                ===========================================

                  Interest paid                                 $   527,589     $   268,079     $   177,614
                                                                ===========================================


- - - --------------------------------------------------------------------------------
                                                                            F-20

                    ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
                                   SCHEDULE IX
                              SHORT-TERM BORROWINGS
                       AS AT JANUARY 31, 1996, 1995, 1994

                                                                                             MONTHLY
                                                           WEIGHTED         MAXIMUM          AVERAGE           WEIGHTED
                                                           AVERAGE           AMOUNT           AMOUNT           AVERAGE
                                                        INTEREST RATE     OUTSTANDING      OUTSTANDING         INTEREST
                                        BALANCE AT        AT END OF          DURING           DURING         RATE DURING
        NATURE OF BORROWING           END OF PERIOD         PERIOD           PERIOD           PERIOD            PERIOD
        -------------------           -------------     -------------     -----------      -----------       -----------
                                                                             1996
                                      ----------------------------------------------------------------------------------

BANK INDEBTEDNESS                      $3,250,000            8.83%         $4,807,500       $3,943,875           9.87%
DUE TO SHAREHOLDERS                             0            N/A                    0                0           N/A
DUE TO SHAREHOLDERS                             0            N/A                    0                0           N/A


                                                                             1995
                                      ----------------------------------------------------------------------------------

BANK INDEBTEDNESS                      $4,241,081           10.59%         $4,241,081       $1,911,938           8.75%
DUE TO SHAREHOLDERS                             0            N/A                    0                0           N/A
DUE TO SHAREHOLDERS                             0            N/A                    0                0           N/A


                                                                             1994
                                      ----------------------------------------------------------------------------------

BANK INDEBTEDNESS                      $  623,044            7.69%         $1,473,062       $  662,442           7.87%
DUE TO SHAREHOLDERS                             0            N/A               18,336           16,808           0.00%
DUE TO SHAREHOLDERS                             0            N/A              575,520          137,018          10.00%

NOTES TO SCHEDULE

1. The amounts due to shareholders bear interest at either 0%, 10% or prime plus 5% per annum, payable on demand.

2. The terms of the bank indebtedness are disclosed in note 9 to the financial statements.

3. The average amounts outstanding were determined using the average of the month end balances.

4. The weighted average rate during the period was determined using month-end rates on the assumption that the indebtedness was similar throughout the period.

                    ADVANCED GRAVIS COMPUTER TECHNOLOGY LTD.
                                   SCHEDULE X
                    SUPPLEMENTAL INCOME STATEMENT INFORMATION
               FOR THE YEARS ENDED JANUARY 31, 1996, 1995 AND 1994

                                                  1996                     1995                      1994
                                                  ----                     ----                      ----

Maintenance and Repair Costs                    $   23,565               $   10,912               $   27,988
Amortization of Deferred Costs                     884,190                1,037,491                  621,438
Taxes                                               23,470                   88,001                   70,887
Royalties                                           30,274                  388,705                  500,327
Advertising Costs                                3,580,551                3,598,809                2,086,814




                                                                                                        F-22

                                  EXHIBIT INDEX

EXHIBIT NUMBER
                   EXHIBIT

     10.1 Advanced Gravis Computer Technology Ltd. Directors', Officers', and Employees' Stock Option Plan

     10.2 Warehouse Lease between Marine Way Estates LTD and Advanced Gravis Computer Technology Ltd. dated March 1, 1995